FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November 17, 2016

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces First Half 2017 Results

-  Company Announces First Half Cash Dividend of $0.07 Per Share -

FOR IMMEDIATE RELEASE

MACAO (November 17, 2016) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months ended September 30, 2016.

Net sales for the first six months ended September 30, 2016 were $20.6 million, a decrease of 12.7% compared to net sales of $23.6 million for the six months ended September 30, 2015. Net sales increased by 14.0% to $10.6 million in the plastic segment and decreased by 30.1% to $10.0 million in the Company’s electronic segment.

Total gross margin increased to 14.3% during the six months ended September 30, 2016, as compared to 8.9% in the same period last year.  Gross profit margin in the plastic segment increased to 17.7% of net sales for the first half of fiscal 2017 compared to 13.5% of net sales for the corresponding period of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to lower raw material and labor costs, offsetting a slight increase in factory overhead, as a percentage of sales. The operating loss in the first half of fiscal 2017 was $1.8 million, compared to an operating loss of $2.6 million for the same period of fiscal 2016.

The Company reported net income of $0.7 million for the six months ended September 30, 2016 compared to a net loss of $3.5 million for the six months ended September 30, 2015.  Non-operating income for the six months ended September 30, 2016 was $2,616,000, as compared to non-operating expense of $728,000 in the year-ago six months.  This was primarily due to increase of $3,643,000 on the fair value of marketable securities, which offset a decrease of $471,000 in realized gain on sale of marketable securities during the six months ended September 30, 2016, as compared to the same six months of the prior fiscal year. Deswell reported basic and diluted income per share of $0.04 for the first half of fiscal 2017 (based on 16,056,000 weighted average shares outstanding), compared to basic and diluted loss per share of ($0.22) (based on 16,056,000 weighted average shares outstanding), for the six months ended September 30, 2015.

The Company's financial position remained strong, with $10.3 million in cash and cash equivalents and working capital totaled $41.1 million as of September 30, 2016. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2016.

Mr. Edward So, Chief Executive Officer, commented, “Despite a decline in revenue for the first six months of fiscal 2017 we achieved solid gains in our overall gross margin performance as a result of improved gross margin in both our plastics and electronics segments.  We continue to explore and develop growth opportunities for our ODM business and we are focused on working with our customers to bring new and innovative products to market.  Our balance sheet is strong, providing us flexibility and a solid platform for the growth of our Company.”

First Half Dividend

The Company also announces that its board of directors today declared a cash dividend of $0.07 per share for the first half of the fiscal year ended September 30, 2016.  The dividend will be payable on December 16, 2016 to shareholders of record as of November 29, 2016.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2016 and March 31, 2016, the results of operations for the six months ended September 30, 2016 and September 30, 2015, and the cash flows for the six months ended September 30, 2016 and September 30, 2015.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 27, 2016 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2016
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$13,611	$(1,591)	$12,020
Available-for-sale securities
Corporate debt securities	$1,614	$(11)	$1,603

	September 30, 2016
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$15,769	$35	$15,804
Available-for-sale securities
Corporate debt securities	-	-	-

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities for the six months ended September 30, 2016 is included in the non-operating income of the consolidated statement of income (loss).

During the first half of fiscal 2017, there was a realized gain of $69 from the sale of marketable securities.

Available-For-Sale Securities

The Company had investments in corporate bonds that had been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities were included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

During the six months ended September 30, 2016, there was a realized loss of $14 from the sale of available-for-sale securities.

As of September 30, 2016, the Company has no investments in available-for-sale securities.

3.        Inventories

	September 30,	March 31,
	2016	2016
Inventories by major categories :
Raw materials	$5,151	$4,038
Work in progress	3,352	2,372
Finished goods	1,409	1,704
	$9,912	$8,114

4.        Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the six months ended September 30, 2016 and 2015 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended September 30, 2016 Compared to Six Months Ended September 30, 2015

Net Sales - The Company's net sales for the six months ended September 30, 2016 were $20,634,000, a decrease of $3,014,000 or 12.7% as compared to $23,648,000 in the corresponding period in fiscal 2016. The decrease was related to a decrease of $4,314,000 in our electronic segment, offsetting an increase in sales revenues of $1,300,000 in the plastic segment as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in the plastic segment was related to an increase in orders from existing customers of $1,841,000 mainly for office equipment, motor vehicle and other products, offsetting a decrease in orders from other existing customers of $574,000, mainly for audio and tooling products.

The revenue decrease in the electronic segment was mainly due to a decrease in orders of $4,766,000 from existing customers for professional audio equipment and home entertainment products, offsetting an increase of $478,000 in sales for professional audio equipment from other existing customers.

Gross Profit - Gross profit for the first half of fiscal 2017 was $2,947,000, representing a gross profit margin of 14.3%. This compared with the overall gross profit and gross profit margin of $2,102,000 or 8.9% for the first half of fiscal 2016.

Gross profit in the plastic segment increased by $629,000 to $1,883,000 or 17.7% of net sales for the six months ended September 30, 2016, as compared to $1,254,000 or 13.5% of net sales, for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to a decrease in raw material and labor costs offsetting a slight increase in factory overheads, as percentage of net sales, when compared with the same period of last year.

Gross profit in the electronic segment increased by $216,000 to $1,064,000 or 10.6% of net sales for the six months ended September 30, 2016, as compared to $848,000 or 5.9% of net sales, for the same period of last fiscal year.  The increase in gross margin was mainly attributed to decreases in raw materials and labor costs resulting from a reduction in labor headcount, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2016 were $4,526,000 or 21.9% of total net sales, as compared to $4,425,000 or 18.7% of total net sales for the six months ended September 30, 2015.

SG&A expenses in the plastic segment increased by $420,000 to $3,002,000 or 28.3% of net sales for the first half of fiscal 2017, compared to $2,582,000 or 27.7% of net sales for the corresponding period in fiscal 2016. The increase in SG&A expenses was due to increase of $369,000 in staff cost, as well as of $69,000 in selling expense, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment decreased by $319,000 to $1,524,000 or 15.2% of net sales for the six months ended September 30, 2016, compared to $1,843,000 or 12.9% of net sales for the corresponding period in fiscal 2016. The decrease was primarily related to the decrease of $180,000 in staff cost, of $30,000 in sundry expenses, and of $82,000 in selling expense, when compared to the corresponding period in the prior fiscal year.

Other expense - Other expense was $239,000 for the six months ended September 30, 2016, as compared to other operating expense of $300,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended September 30, 2016 was $328,000, as compared to expense of $441,000 for the same period in the prior fiscal year. The decrease in other expense was mainly due to an exchange loss of $157,000, a provision of $61,000 for doubtful debts, as well as a loss of $114,000 from disposal of fixed assets during the first half of fiscal 2017, as compared to an exchange loss of $288,000, a provision of $274,000 for doubtful debts and a gain of $122,000 on disposal of fixed assets during the same period of fiscal 2016.

Other income attributable to the electronic segment for the six months ended September 30, 2016 was $89,000, as compared with other income of $141,000 for the corresponding period in the prior fiscal year. This decrease in other income was mainly due to decreases of $23,000 in exchange gain and of $54,000 in income from sale of obsolete materials during the six months ended September 30, 2016, as compared to the same period of last fiscal year.

Operating Loss - Operating loss was $1,818,000 for the six months ended September 30, 2016, as compared to operating loss of $2,623,000 in the corresponding six months in the prior fiscal year.

On a segment basis, the operating loss of the plastic segment was $1,447,000 in the six months ended September 30, 2016, as compared to operating loss of $1,769,000 in the corresponding period in fiscal 2016.   The decrease in operating loss in the plastic segment was mainly due to an increase in gross margin as described above.

The electronic segment reported an operating loss of $371,000 in the six months ended September 30, 2016, compared to an operating loss of $854,000 in the corresponding period in fiscal 2016.  The decrease in operating loss was due to the increase in gross margin as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2016 was $2,616,000, as compared to non-operating expense of $728,000 in the year-ago six months.  This was primarily due to increase of $3,643,000 on the fair value of marketable securities, which offset a decrease of $471,000 in realized gain on sale of marketable securities during the six months ended September 30, 2016, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2016 represented an income tax expense of $55,000 and a deferred tax provision of $32,000, as compared to an income tax expense of $54,000 and a deferred tax provision of $67,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was an income tax expense of $23,000 and a deferred tax provision of $32,000 in the plastic segment for the six months ended September 30, 2016, as compared to an income tax expense of $22,000 and a deferred tax provision of $67,000 during the year-ago six months.  The income tax of the electronic segment was comprised of an income tax expense of $32,000 for the six months ended September 30, 2016, and for the corresponding six months of fiscal 2016.

Net income – The Company had a net income of $711,000 for the six months ended September 30, 2016, as compared to net loss of $3,472,000 for the six months ended September 30, 2015.   The increased net income for the first six-month period of fiscal 2017 was mainly attributed to the increase in gross margin and non-operating income as described above.

Net income for the plastic segment for the six months ended September 30, 2016 totaled $360,000, as compared to net loss of $2,524,000 for the corresponding six months in fiscal 2016. Increase in net income in the first six months of fiscal 2017 for the plastic segment was mainly the result of increases in gross margin and non-operating income as described above.

Net income for the electronic segment for the six months ended September 30, 2016 was $351,000, compared to net loss of $948,000 for the corresponding six months of fiscal 2016.  Improvement in the first six-month of fiscal 2017 for the electronic segment was mainly attributable to the increases in gross margin and non-operating income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of September 30, 2016, the Company had working capital of $41,052,000 as compared to $39,890,000 at March 31, 2016.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2016.

As of September 30, 2016, the Company had cash and cash equivalents $10,316,000, as compared to $9,124,000 at September 30, 2015.  During the six months ended September 30, 2016, net cash provided by operating activities was $921,000.  Net cash used in investing activities was $1,477,000, mainly accounted for by cash used in purchases of fixed assets for $397,000 and of marketable securities for $2,951,000, and an increase of $1,598,000 in fixed deposits maturing over three months, offsetting proceeds of $920,000 from sale of marketable securities, proceeds of $875,000 from the disposal of fixed assets, and a decrease of $74,000 in fixed deposits maturing over twelve months during the first half of fiscal 2017.   Net cash used in financing activities was comprised mainly of $1,124,000 in payment for dividends during the six months ended September 30, 2016.

The Company expects that, the capital expenditure to be used in current fiscal year will be around $1 to $1.5 million. The capital expenditure includes purchase of new all-electric injection molding machines, robotic assembling equipment, and upgrade of the fire sprinkling system. The actual amount of expenditure will be subject to the delivery time of the machines and the progress of the replacement of the existing injection  molding machines These capital spending will maintain the Company’s plastic injection molding plant in Dongguan at a high level of capability and improve the production efficiency. The working capital requirements and capital additions will be funded through internally generated funds.

As of September 30, 2016, the Company had no general banking facilities.

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)

	September 30,	March 31,
	2016	2016
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$10,3166	$11,996
Fixed deposits maturing over three months	6,874	5,276
Marketable securities (note 2)	15,804	12,020
Available-for-sale securities (note 2)	-	1,603
Accounts receivable, net	11,057	9,208
Inventories (note 3)	9,912	8,114
Prepaid expenses and other current assets	1,921	1,658
Assets held for sale	-	778
Total current assets	55,884	50,653
Property, plant and equipment - net	31,424	32,352
Time deposits maturing over twelve months	4,492	4,566
Total assets	$91,800	$87,571

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$5,279	$2,228
Accrued payroll and employee benefits	4,610	4,035
Customer deposits	2,322	1,423
Other accrued liabilities	1,334	1,289
Income taxes payable	440	401
Deferred income tax liabilities	847	825
Dividend payable	-	562
Total current liabilities	14,832	10,763

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of September 30, 2016 and
March 31, 2016 - 16,056,239;	53,063	53,063
Additional paid-in capital	5,492	5,492
Accumulated other comprehensive income	5,316	5,305
Retained earnings	13,097	12,948
Total shareholders' equity	76,968	76,808
Total liabilities and shareholders' equity	$91,800	$87,571

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Six months ended
	September 30,
	2016	2015

Net sales	$20,634	$23,648
Cost of sales	17,687	21,546
Gross profit	2,947	2,102
Selling, general and administrative expenses	4,526	4,425
Other expense, net	239	300
Operating loss	(1,818)	(2,623)
Non-operating income (expense), net	2,616	(728)
Income (loss) before income taxes	798	(3,351)
Income taxes	87	121
Net income (loss) attributable to Deswell Industries, Inc.	$711	$(3,472)

Other comprehensive loss
Unrealized loss on available-for-sale securities	$-	$(54)
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$711	$(3,526)

Net income (loss) per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income (loss) per share	$0.04	$(0.22)
Weighted average common shares outstanding
shares (in thousands)	16,056	16,056

Diluted:
Net income (loss) per share	$0.04	$(0.22)
Weighted average number of shares
outstanding (in thousands)	16,056	16,056

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )

	Six months ended	Six months ended
	September 30,	September 30,
	2016	2015
Cash flows from operating activities :
Net income (loss)	$711	$(3,472)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	1,118	1,215
Reversal of provision for doubtful accounts	62	275
Allowances for obsolete inventories	(13)	(292)
Loss (gain) on disposal of property, plant and equipment	110	(122)
Unrealized holding (gain) loss on marketable securities	(1,626)	2,016
Realized holding (gain) on disposal of marketable securities	(69)	(525)
Realized loss on disposal of available-for-sale securities	14	-
Scrip dividend received	(58)	-
Deferred tax	22	52
Changes in operating assets and liabilities :
Accounts receivable	(1,911)	(2,881)
Inventories	(1,785)	1,010
Prepaid expenses and other current assets	(263)	72
Accounts payable	3,051	1,230
Accrued payroll and employee benefits	575	(103)
Customer deposits	899	(424)
Other accrued liabilities	45	78
Income taxes payable	39	34
Net cash provided by (used in) operating activities	921	(1,993)

Cash flows from investing activities
Purchase of property, plant and equipment	(397)	(181)
Proceeds from disposal of property, plant and equipment,	875	473
Purchase of marketable securities	(2,951)	(9,512)
Proceeds from disposal of marketable securities	920	6,798
Proceeds from disposal of available-for-sale securities	1,600	-
Increase in fixed deposits maturing over three months	(1,598)	(261)
Decrease in fixed deposits maturing over twelve months	74	37
Net cash used used in investing activities	(1,477)	(2,646)

Cash flows from financing activities
Dividends paid	(1,124)	(562)
Net cash used in financing activities	(1,124)	(562)

Cash effect of exchange rate changes	-	-

Net decrease in cash and cash equivalents	(1,680)	(5,201)
Cash and cash equivalents, at beginning of period	11,996	14,325
Cash and cash equivalents, at end of period	10,316	9,124

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	26	11

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc.
by

Edward So
Chief Executive Officer

Date: November 17, 2016